RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF
VENTIV HEALTH, INC.
On May 23, 2003

RESOLVED, that Article XIV, Section 5, of Ventiv’s by-laws be, and hereby is, amended to read in its entirety as follows:

SECTION 5.   Determination of Standard of Conduct. Any indemnification under Sections 2 and 3 of this Article (unless ordered by a court), with respect to a person who is a director or officer of the Corporation at the time of the determination, shall be paid by the Corporation only after a determination has been made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders that indemnification of the director, officer, employee or agent is proper in the circumstances of the specific case because such person has met the applicable standard of conduct set forth in Sections 2 and 3 of this Article.